SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

SILICOM LTD.
(Translation of Registrant’s name into English)

8 Hanagar Street, Kfar Sava, Israel 44000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Silicom Ltd. (the “Registrant”) will hold its Annual and Extraordinary General Meeting of Shareholders on September 29, 2005 at 10:00 a.m. (Israel time) at the Registrant’s offices at 8 Hanagar Street, Kfar Sava 44000, Israel. In connection with the meeting, on or about August 29, 2005, the Registrant mailed to shareholders a Notice of Annual and Extraordinary General Meeting, a Proxy Card and the Consolidated Balance Sheet and Profit and Loss Statement of the Registrant for the year ended December 31, 2004. Attached hereto as Exhibits 1, 2, 3 and 4 are, the Notice of Annual and Extraordinary General Meeting, Proxy Statement, Proxy Card and Consolidated Balance Sheet and Profit and Loss Statement respectively.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant) BY: /S/ Eran Gilad —————————————— Eran Gilad Chief Financial Officer

Date: August 29, 2005

EXHIBIT 1

SILICOM LTD.
NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 29, 2005

        Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Silicom Ltd. (the “Company”) will be held at the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel, on September 29, 2005, at 10.00 a.m., Israel time, for the following purposes:

        1.     To consider and act upon a resolution to elect Messrs. Avi Eizenman, Yehuda Zisapel and Yeshayahu (‘Shaike’) Orbach to hold office as directors until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

        2.     To consider and act upon a resolution to approve the renewal of the insurance policy for the coverage of the directors and officers of the Company.

        3.     To consider and act upon a resolution to approve the grant of a bonus to Yeshayahu (‘Shaike’) Orbach, the Company’s Chief Executive Officer.

        4.     To consider and act upon a resolution to approve the appointment of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International, as the independent public accountants of the Company for the period commencing January 1, 2005 and until the next annual shareholders meeting, and to authorize the audit committee of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        5.     To receive management’s report on the business of the Company for the year ended December 31, 2004.

        Shareholders of record at the close of business on August 22, 2005 will be entitled to notice of, and to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described above. In the event that proxies are sent directly to the Company, they must be received at least 24 hours prior to the commencement of the Meeting in order for the proxy to be qualified to participate in the Meeting.

        The Company will be filing a Form 6-K with the SEC, on or around the date of distribution of this notice to its shareholders, which will be accompanied by a Proxy Statement detailing the matters to be presented for approval at the upcoming meeting of the shareholders. You may request a copy of any of the above referenced documents, as well as a copy of the Company’s audited financial statements for the year ended December 31, 2004, free of charge, by contacting the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977). Once it has been filed, the Form 6-K and the Proxy Statement may also be obtained through the SEC’s EDGAR system at http://www.sec.gov/edgar/searchedgar/webusers.htm by searching for such recent filings of the Company.

        In addition to the accompanying proxy card, please find enclosed a copy of the Consolidated Balance Sheet and Profit and Loss Statement of the Company for the year ended December 31, 2004.

Date: August 26, 2005	By Order of the Board of Directors SILICOM LTD. Yeshayahu (`Shaike') Orbach President and Chief Executive Officer

EXHIBIT 2

PROXY STATEMENT

SILICOM LTD.
8 Hanagar St.
Kfar Sava
Israel

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
September 29, 2005

        The enclosed proxy is being solicited by the board of directors (the “Board”) of Silicom Ltd. (the “Company”) for use at the Company’s Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on September 29, 2005, or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in accordance with the recommendations of the Company’s management.

        The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail on or about August 26, 2005. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

        The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne upon the Company. Only holders of record of Ordinary Shares at the close of business on August 22, 2005 are entitled to notice of, and to vote at, the Meeting. At August 22, 2005, 4,294,400 Ordinary Shares were outstanding and entitled to vote (the “Outstanding Ordinary Shares”). Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company’s Articles of Association do not permit cumulative voting for the election of directors or for any other purpose. Two shareholders present, personally or by proxy, holding at least fifty one per cent (51%) of the Outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened a quorum is not present, the meeting shall stand adjourned until October 6, 2005 at 10:00 a.m. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

        Approval of resolutions numbered one, three and four stated in this proxy statement and to be proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolutions (hereinafter an “Ordinary Majority”).

        Approval of resolution number two stated in this proxy statement requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each of such resolutions, provided that if the total number of Ordinary Shares voted against any such resolution by shareholders of the Company that do not have a “personal interest” (as such term is defined below) (a “Personal Interest”) in the resolution exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such resolution by shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest (hereinafter an “Ordinary One-Third Disinterested Shareholder Majority”).

        For this purpose, “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relative (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of August 22, 2005, the number of Ordinary Shares, including options to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company’s Ordinary Shares and (ii) all directors and officers as a group:

Name and Address	Number of Shares Owned	Percent of Shares

Yehuda Zisapel	932,586	21.29%

Avi Eizenman	328,315	7.44%

Zohar Zisapel	860,906	20.05%

All directors and officers as a group	1,428,401	30.61%

PROPOSAL I
ELECTION OF DIRECTORS

        The management of the Company has selected the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of the nominees listed below. If any of these nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as management may propose. The Company’s Articles of Association specify that the number of directors may be determined from time to time by the general meeting of the shareholders of the Company. The following nominees who are currently directors of the Company have advised the Company that they will continue to serve as directors if re-elected. The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation
Yehuda Zisapel	62	Mr. Zisapel is a co-founder of the Company and has served as a Director since its inception in 1987 and served as a Chairman of the Board from 1999 until March 2001. Mr. Zisapel is also a founder and a director of Rad Data Communications Ltd., Bynet Data Communications Ltd. and its subsidiaries and other companies in the Rad Group. In 1966 and 1968, Mr. Zisapel received a B.Sc. and a M.Sc. degree, respectively, in Electrical Engineering from the Technion. In 1975, Mr. Zisapel received an M.B.A. from Tel Aviv University.
Avi Eizenman	48
		Mr. Eizenman is a co-founder of the Company and served as its President and Chief Executive Officer, as well as Director since its inception in 1987. Mr. Eizenman stepped down as Chief Executive Officer on April 1, 2001, and became Chairman of the Board on that date. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

Yeshayahu (`Shaike') Orbach	54	Mr. Orbach was appointed President and Chief Executive Officer in April 2001 and has served as our Director since December 2001. Prior to that, for a period of four and a half years, Mr. Orbach served as the President and Chief Executive Officer of Opgal Ltd. a high-tech subsidiary of Raphael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market, and Managing Director of Tecsys Ltd. Mr. Orbach holds a B.Sc degree in Mechanical Engineering from the Technion.

        The shareholders of the Company will requested to adopt the following resolution at the Meeting:

         RESOLVED, to elect Avi Eizenman and Yehuda Zisapel as directors of the Company for the coming year until the next annual meeting of the Company’s shareholders and to elect Yeshayahu (‘Shaike’) Orbach, as a director of the Company for the coming year until the next annual meeting of the Company’s shareholders, subject to his continued employment as President and Chief Executive Officer of the Company.

        Election of Avi Eizenman, Yehuda Zisapel and Yeshayahu (‘Shaike’) Orbach as directors requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

        The Board expresses no recommendation as to the vote on the above resolution.

PROPOSAL II

RENEWAL OF INSURANCE POLICY FOR THE COMPANY’S DIRECTORS AND OFFICERS

        In order to induce individuals to serve as directors and/or officers of the Company, it is critical that the Company maintain adequate directors and officers insurance (“D&O Insurance”). Therefore, the Company, with the approval of its shareholders, previously procured liability insurance for its directors and officers to provide for coverage of up to $4 million. Such a D&O Insurance policy was procured by the Company as of February 1, 2004 from the Genesis Insurance Company, and remained in effect until February 1, 2005. The D&O Insurance policy was renewed by the Company as of February 1, 2005 and will remain in effect until January 31, 2006. The renewed policy bears an annual premium of $50,000 as opposed to an annual premium of $65,000 paid for the original policy.

        Pursuant to the Companies Law -1999 (the “Companies Law”), the terms of compensation of members of the Board, including the purchase of D&O Insurance, require the approval of the audit committee of the Board (the “Audit Committee”), the Board and the shareholders of the Company. The Company’s Audit Committee and its Board have ratified the Company’s renewal of the D&O Insurance policy to provide for coverage of up to $4 million for the period commencing February 1, 2005 until January 31, 2006.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        RESOLVED, that the renewal of Directors and Officers Insurance as previously procured from the Genesis Insurance Company, providing for coverage of up to $4,000,000, and any further extensions, renewals and increases of such policy, from time to time, as the Audit Committee and the Board of Directors deem necessary, are hereby ratified and approved.

        The above insurance policy provides coverage for directors of the Company who are also “controlling shareholders” (as such term is defined the Companies Law). Therefore, the ratification of the renewal of the insurance policy constitutes a transaction with a controlling member pursuant to the Companies Law, which requires approval by an Ordinary One-Third Disinterested Shareholder Majority (as defined in this proxy statement).

        Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he or she has a Personal Interest (as defined in this proxy statement) in connection with this Proposal II as a condition for his or her vote to be counted with respect to this Proposal II. If any shareholder casting a vote in connection hereto does not notify us if he or she has a personal interest with respect to this Proposal II, his or her vote with respect to this Proposal II will be disqualified.

        The Board expresses no recommendation as to the vote on the above resolution.

PROPOSAL III

APPROVING GRANT OF BONUS TO CHIEF EXECUTIVE OFFICER

        Pursuant to the Companies Law, the terms of compensation of members of the Board, including with respect to the terms of such members’ employment in other positions in the Company, require approval by each of the Audit Committee, the Board and shareholders of the Company, in such order.

        Following the approval by the Audit Committee and the Board (with the exception of Shaike Orbach who did not participate in the vote, as required by the Companies Law), the shareholders of the Company are being asked to approve the grant of a bonus in the amount of NIS 100,000 (the equivalent of approximately $22,000) (the “Bonus”) to the Company’s Chief Executive Officer, Shaike Orbach, who is also a member of the Board.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        RESOLVED, to approve the grant of a bonus in the amount of NIS 100,000, to the Company’s Chief Executive Officer, Yeshayahu (‘Shaike’) Orbach.

        Approval of the grant of the Bonus to Shaike Orbach, requires the vote of an Ordinary Majority (as defined in this proxy statement).

        The Board, with the exception of Shaike Orbach who expresses no recommendation as to the vote on the above resolution, recommends that the shareholders vote “FOR” the approval of the grant of the Bonus to Yeshayahu (‘Shaike’) Orbach.

PROPOSAL IV

APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS

        The Audit Committee and the Board of Directors have authorized the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International, as the independent certified public accountants of the Company for the period commencing January 1, 2005 and until the next annual shareholders meeting. The Board of Directors believes that the selection of Somekh Chaikin as independent accountants is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the audit committee of the Board of Directors shall fix the remuneration of Somekh Chaikin in accordance with the volume and nature of their services.

        A representative of Somekh Chaikin will be invited to be present at the Meeting and the fees paid to Somekh Chaikin for its audit services and non-audit services shall be reported to the shareholders of the Company at the Meeting.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to ratify the appointment of Somekh Chaikin as the independent public accountants of the Company for the period commencing January 1, 2005 and until the next annual shareholders meeting, and to authorize the audit committee of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        The appointment of Somekh Chaikin requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

        The Board of Directors unanimously recommends that the shareholders vote “FOR” the appointment of Somekh Chaikin as the independent public accountants of the Company.

REVIEW OF THE COMPANY’S BALANCE SHEET AS OF DECEMBER 31, 2004

AND THE CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED

        At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet as of December 31, 2004 and the Consolidated Statement of Income for the year then ended. You may request a copy of the Company’s audited financial statements for the fiscal year ended December 31, 2004.

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

        Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

ADDITIONAL INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors SILICOM LTD. Yeshayahu (`Shaike') Orbach PRESIDENT AND CHIEF EXECUTIVE OFFICER

Kfar Sava, Israel
Date: August 26, 2005

EXHIBIT 3

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

			YES	NO
THIS NOTICE IS VERY IMPORTANT! PLEASE READ THE DEFINITION BELOW PRIOR TO FILLING OUT THIS SECTION	Please indicate whether or not you have a PERSONAL INTEREST (as defined below) in the following proposal by marking an "X" in the appropriate box (YES/NO). If an X is not marked in either column, your vote in respect of this proposal will be disqualified.	PROPOSAL NO. 2	☐	☐

Under the Israeli Companies Law - 1999, a “personal interest” is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

	FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1: ELECTION OF DIRECTORS	☐	☐	☐

PROPOSAL NO. 2: RENEWAL OF INSURANCE POLICY FOR THE COMPANY'S DIRECTORS AND OFFICERS	☐	☐	☐

PROPOSAL NO. 3: APPROVING GRANT OF BONUS TO CHIEF EXECUTIVE OFFICER	☐	☐	☐

PROPOSAL NO. 4: APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the Annual and Extraordinary General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

—————————————— (NAME OF SHAREHOLDER)	—————————————— (SIGNATURE OF SHAREHOLDER)	—————————————— (DATE)

SILICOM LTD.

Annual and Extraordinary General Meeting of Shareholders to be held on September 29, 2005

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

        The undersigned shareholder of Silicom Ltd. (the “Company”) hereby appoints Eran Gilad, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual and Extraordinary General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 8 Hanager Street, Kfar Sava 44000, Israel on September 29, 2005, at 10:00 a.m., (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

EXHIBIT 4

Consolidated Balance Sheets at December 31

		2004	2003
	Note	U.S. dollars in thousands	U.S. dollars in thousands

Assets

Current assets
Cash and cash equivalents	3	1,086	1,811
Investment securities	4	519	767
Receivables:
Trade	11A	741	628
Other	11B	337	290
Inventories	11C	1,994	1,225

Total current assets		4,677	4,721

Investment securities	4	-	549

Assets held for severance benefits	6	559	504

Property, plant and equipment	5

Cost		1,657	1,574
Less - accumulated depreciation		1,425	1,297

Net, property and equipment		232	277

Other assets	7	57	67

Total assets		5,525	6,118

BY: /S/ Avi Eizenman —————————————— Avi Eizenman Chairman of the Board of Directors	BY: /S/ Shaike Orbach —————————————— Shaike Orbach Chief Executive Officer	BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Kfar-Saba, Israel: May 31, 2005

Consolidated Balance Sheets at December 31

		2004	2003
	Note	U.S. dollars in thousands	U.S. dollars in thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		1,008	558
Other accounts payable and accrued expenses	11D	522	488

Total current liabilities		1,530	1,046

Long-term liability

Liability for employees severance benefits	6	957	895

Total liabilities		2,487	1,941

Commitments and contingencies	8

Shareholders' equity	9
Ordinary shares, NIS 0.001 par value;
authorized 10,000,000 shares;
issued and outstanding 4,213,550 shares as of
December 31, 2004 and 4,126,800 as of December 31, 2003		14	14
Additional paid in capital		5,638	5,537
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2004 and 2003		(38)	(38)
Retained deficit	9C	(2,576)	(1,336)

Total shareholders' equity		3,038	4,177

Total liabilities and shareholders' equity		5,525	6,118

Consolidated Statements of Income for the Year Ended December 31,

		2004	2003	2002
	Note	U.S. dollars in thousands except for per share data

Sales	12A	4,559	3,725	2,726

Cost of sales	12B	2,999	2,160	2,091

Gross profit		1,560	1,565	635

Research and development costs	12C
Total costs		1,596	1,647	1,523
Less: royalty-bearing participations, net	8A	(145)	(150)	15

Research and development costs, net		1,451	1,497	1,538

Selling, marketing, general and
administrative expenses
Selling and marketing expenses	12D	718	1,006	1,022
General and administrative expenses		614	598	712

		1,332	1,604	1,734

Operating loss		(1,223)	(1,536)	(2,637)

Financial (expenses) income, net	12E	(17)	27	152

Net loss for the year		(1,240)	(1,509)	(2,485)

Loss per share
Basic and diluted losses per ordinary share		(0.296)	(0.367)	(0.605)

Weighted average number of ordinary
shares used to compute basic and diluted
losses per share (in thousands)		4,190	4,112	4,110